Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1933

Subject Company: Cigna Corporation
Commission File No. for Registration Statement on
Form S-4 filed by Anthem, Inc.: 333-207218

Cigna Corporation intends to use the following Q&A when communicating with investors.

1.	How do we see the two organizations aligning culturally and what will be the culture of the combined company?

•	Both organizations are currently on a similar mission to create a more sustainable healthcare ecosystem - going from the old insurance orientation of financing sick care to a focus on enabling health.
•	We don't think about blending two cultures or adopting one culture over the other. This combination will start a new company which will organically develop its own unique culture by understanding customer needs and developing a clear focus and orientation around how this company will meet those needs.

2.	During this long period of time while we are waiting for the deal to be approved, how are we retaining key employees and maintaining focus to drive continued execution?

•	We are operating as independent companies until the deal closes. We have a clear strategy which has kept our team focused and aligned, and delivering strong results for the benefit of customers, clients and other stakeholders. Our colleagues around the globe remain focused on providing the same level of value to our customers. With the exception of a very small number of Cigna employees who are working on integration planning–its "business as usual" for the vast majority of employees.

3.	What is the post-close go to market strategic positioning, including how will we overlay the Blues dimension?

•	We believe that the new company will expand choice, improve affordability, and accelerate innovation in value-based care. The combined company will enable choice with more buying options in the marketplaces and the ability to serve more buying groups across new geographies, with new and enhanced products and solutions.
•	The proposed combination will result in more product choices across more locations with continued innovation of value based approaches across all markets of the combined company.
•	The combination enhances individual coverage with more robust solutions in more locations, including coverage of individuals on public exchanges, Medicare, Medicaid, and those who are dual-eligible.
•	Our going-in assumptions are that Cigna clients Headquartered in an Anthem state:
o	Will benefit from our efforts to optimize the value and quality of the network with enhanced Cigna offerings such as specialty and wellness programs

•	Cigna clients Headquartered outside an Anthem state:
o	Will continue with their Cigna brand, products, processes and platforms
o	Employees in Anthem states will benefit from the optimized networks
•	Across all states:
o	The Cigna "platform" could and would be maintained
o	Over time, we will introduce more "best in class" options across all platforms
o	Timing of changes to be determined, but not until some point after closing. It will remain business as usual for Cigna clients and customers until the closing of the deal.
•	This offers the best of our combined network choices: the breadth, the depth, and the specialty wellness solutions with aligned incentives for consumers, employers, and providers.

4.	Where are we in the regulatory process? Are there any market visible markers that investors should look for to gage progress? How will investors understand that progress is being made?

•	The S-4 has been filed and the special Shareholder meeting to vote to approve the transaction will occur on December 3, 2015
•	We are in the process of responding to the HSR second request from the Department of Justice
•	We are also working with state regulatory representatives to address their questions
•	Each company has integration planning teams who are working to develop a detailed and comprehensive approach to bringing together the best of our two companies to capture the full potential of the combination for our customers
•	Although it is difficult to provide incremental updates on how the DOJ and state reviews are progressing, we remain confident in our ability to close this transaction in the second half of 2016

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Cigna Corporation ("Cigna") and Anthem, Inc. ("Anthem") will be submitted to Cigna's shareholders and Anthem's shareholders for their consideration.  In connection with the proposed transaction, Anthem has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendment No. 1 thereto, containing a preliminary joint proxy statement of Anthem and Cigna that also constitutes a preliminary prospectus of Anthem.  The registration statement was declared effective by the SEC on October 26, 2015.  Each of Anthem and Cigna commenced mailing a definitive joint proxy statement/prospectus to its shareholders on or about October 28, 2015.  This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the definitive joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181.

PARTICIPANTS IN THE SOLICITATION
Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna's directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem's directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction are included in the registration statement, the preliminary joint proxy statement/prospectus and other relevant materials Cigna and Anthem may file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna's current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna's and Anthem's future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as "believe", "expect", "plan", "intend", "anticipate", "estimate", "predict", "potential", "may", "should", "will" or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; and unfavorable industry, economic or political conditions, as well as more specific risks and uncertainties.  Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 as well as on Anthem's most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.